UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

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SEACOR Holdings Inc.
(Name of Subject Company)

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SEACOR Holdings Inc.
(Name of Person Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
811904101
(CUSIP Number of Class of Securities)
William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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With copies to:
Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
(212) 530-5000

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SEACOR Holdings Inc., a Delaware corporation (the “Company”), on December 18, 2020 with the Securities and Exchange Commission, relating to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $41.50, net to the holder in cash, without interest and subject to any applicable withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitutes the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third sentence of the second paragraph in the section titled “Tender Offer and Merger” in its entirety with the following:

“The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing all references to “January 20, 2021” with “January 21, 2021”.

Item 4. The Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the fourth sentence in the third paragraph of the section “Background of the Offer and the Merger” on page 14 of the Schedule 14D-9 to read as follows:

“All 14 of the non-disclosure agreements executed with the Company contained customary standstill restrictions, but did not include “don’t ask, don’t waive” provisions.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table and accompanying footnotes presenting the calculation of Unlevered Free Cash Flow in the section “Management Projections” on page 26 with the following:

	Q4 2020	2021E	2022E	2023E	2024E	Terminal(1)
“Revenue	$212	$777	$784	$807	$844	$861
% Growth		3%	1%	3%	5%	2.0%
EBITDA	$29	$96	$109	$135	$144	$140
Depreciation and Amortization	(17)	(71)	(69)	(61)	(51)	(65)
EBIT	$12	$25	$39	$74	$93	$75
(-) Taxes on EBIT (at 22% tax rate)	(3)	(5)	(9)	(16)	(20)	(16)
(+) CARES Act Tax Refund	3	29	--	--	--	--
(+) Change in Deferred Taxes	--	7	(6)	(7)	(6)	--
(+) Depreciation and Amortization	17	71	69	61	51	65
(-) Capital Expenditures	(18)	(53)	(5)	(3)	(3)	(65)
(+) After Tax Impact of Challenge Extension(2)	--	(6)	4	4	1	--
(-) IWS and Weber Marine Acquisitions(3)	(16)	(2)	(2)	(2)	(4)	--
(+) Change in Witt O’Brien’s Working Capital	--	58	22	7	(2)	(1)
(+/-) Other(4)	2	--	--	--	3	--
Unlevered Free Cash Flow	$(2)	$123	$113	$118	$114	$57

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(1)

Terminal year adjusted to reflect normalized dry-docking expenses of $20 million based on an average of 2020 to 2024 dry-docking expenses. Terminal year capex and depreciation assumed to equal $65 million based on expected long term normalized replacement capital expenditure requirements.

(2)	Represents the expected after-tax cash flow impact of the extension of the charter for the Challenge, including the required dry-docking expense in 2021.

(3)	2024 amount includes the expected 2025 payment, discounted by 1 year at 10%.

(4)	Includes proceeds from the sale of the Mississippi Enterprise in Q4 2020 and expected scrap value of the Challenge in 2024.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth sentence in the second paragraph of the section “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9 with the following:

“The unlevered free cash flow and terminal value using each PGR were then discounted to present values using a discount rate of 10.0%, which was chosen by Foros based upon an analysis of the weighted average cost of capital of the Company using the capital asset pricing model and also based on considerations that Foros deemed relevant in its professional judgment and experience, taking into account certain metrics and assumptions, including, among others, an assumed risk-free rate, equity risk premium, levered and unlevered beta, size premium, after-tax cost of debt, and target capital structure for the Company.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table and the immediately preceding sentence in the section “Precedent Transactions Analysis” on page 29 of the Schedule 14D-9 with the following:

“The selected transactions and the dates on which they were announced, and the implied TEV to LTM EBITDA and TEV to NTM EBITDA multiples, as applicable, calculated by Foros for each of the selected transactions are set forth below:

Announcement Date	Target	Acquirer	TEV / LTM EBITDA	TEV / NTM EBITDA
February 2018	Higman Marine(1)	Kirby	8.6x	—
November 2014	Horizon Lines	Matson & Pasha	7.6x	—
December 2013	American Petroleum Tankers and State Class Tankers	Kinder Morgan	8.4x	—
July 2013	Hornbeck Offshore Marine Assets	Genesis	10.7x	—
November 2012	Penn Maritime	Kirby	7.9x	—
September 2012	Allied Transportation	Kirby	7.2x	—
March 2011	K-Sea Transportation	Kirby	16.7x	11.9x
October 2010	American Commercial Lines	Platinum Equity	7.5x	6.8x

(1) Represents 5-year historical average EBITDA per publicly available documents.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the third paragraph under the heading “Antitrust Compliance”:

“On December 18, 2020, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period with respect to the Offer expired in the ordinary course at 11:59 p.m., Eastern Time on January 4, 2021. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

In addition to the two lawsuits filed in connection with the Merger that were disclosed in Amendment No. 2 (the Wang Complaint and the Ciccotelli Complaint), one additional lawsuit has been filed in connection with the Merger, as disclosed below.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is added immediately before the penultimate paragraph under the heading “Legal Proceedings”:

“On December 29, 2020, a complaint was filed in the United States District Court for the Southern District of New York by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Sherman v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-11020 (S.D.N.Y.) (the “Sherman Complaint”). The Sherman Complaint names as defendants the Company and each member of the Company Board. The Sherman Complaint alleges violations of Sections 14(d), 14(e) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a) and U.S. Securities and Exchange Commission Rule 14D-9, 17 C.F.R. §240.14d-9(d). The Sherman Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Sherman Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) an award to the plaintiff for costs, including reasonable allowance for attorneys’ fees and experts’ fees; and (iv) such other relief as the court may deem just and proper.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR Holdings Inc.
Dated: January 8, 2021	By:	/s/ Bruce Weins
	Name:	Bruce Weins
	Title:	Senior Vice President and Chief Financial Officer